

cM

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



Mail Processing
Section

FEB 28 2012

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37769

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairfield Research Securities Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

  65 Locust Avenue
                                        (No. and Street)

  New Canaan   CT   06840
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Charles Krause   203-972-0404
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  ACT Financial Services Group LLC
                                (Name -- if individual, state last, first, middle name)

  2001 West Main St, Suite 235   Stamford   CT   06902
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

AB
3/14

OATH OR AFFIRMATION

I, __Charles Krause_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Fairfield Research Securities Corporation_____, as of __December 31_____, 20_11____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
_____
Signature

_____
President
Title

_____
Notary Public

NANCY A. COLLINS
NOTARY PUBLIC
STATE OF CONNECTICUT
MY COMMISSION EXPIRES
SEPTEMBER 30, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAIRFIELD RESEARCH SECURITIES CORPORATION

(A WHOLLY-OWNED SUBSIDIARY OF

FAIRFIELD RESEARCH CORPORATION)

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2011

ACT FINANCIAL SERVICES GROUP LLC

Certified Public Accountants

TABLE OF CONTENTS

Fairfield Research Securities Corporation
65 Locust Avenue, New Canaan, CT 06840
Telephone: (203) 972-0404 Fax: (203) 972-0875

Via Federal Express

February 27, 2012

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE: Copies of 2011 Year –End Audit
        Fairfield Research Securities Corp
        CRD #:   19744

Dear Sir or Madam:

Attached are 2 copies of the audited statement from Fairfield Research Securities
Corporation for the year ended December 31, 2011.

If you should have any questions, please do not hesitate to contact us.

Sincerely,

Charles A. Krause
President

CAK/alm

Attachments



ACT FINANCIAL SERVICES GROUP LLC

ACCOUNTING, CONSULTING & TAX

www.actcpa.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Fairfield Research Securities Corporation
New Canaan, Connecticut

We have audited the accompanying balance sheet of Fairfield Research Securities Corporation (a wholly-owned subsidiary of Fairfield Research Corporation) as of December 31, 2011, and the related statements of income (loss), stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairfield Research Securities Corporation as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ACT Financial Services Group LLC

ACT Financial Services Group LLC

February 18, 2012

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)
BALANCE SHEET
DECEMBER 31, 2011

Assets	
Cash and equivalents	$ 10,742
Loan receivable - parent (Note 4)	105,799
Prepaid expenses	116
Total Assets	**$ 116,657**
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses	$ 1,350
Total Liabilities	1,350
Stockholder's Equity	
Common stock - 500 shares authorized, issued and outstanding: $1 par value	500
Paid-in surplus	270,522
Retained earnings (deficit)	(155,715)
Total Stockholder's Equity	115,307
Total Liabilities and Stockholder's Equity	**$ 116,657**

The accompanying notes are an integral part of these statements.

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues	
Interest income	$ 7,136
Total revenue	7,136
Expenses	
Professional fees	19,350
Rent and utilities	7,605
Licenses and registration fees	847
Telephone	573
Employee benefits	2,225
Other Expense	167
Total expenses	30,767
Net loss before taxes	(23,631)
Provision for state income taxes (Note 3)	400
Net loss	$ (24,031)

The accompanying notes are an integral part of these statements.

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance - December 31, 2010	$ 500	$ 238,872	$ (131,684)	$ 107,688
Capital contribution	-	31,650	-	31,650
Net loss			(24,031)	(24,031)
Balance - December 31, 2011	$ 500	$ 270,522	$ (155,715)	$ 115,307

The accompanying notes are an integral part of these statements.

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

Operating activities	
Net loss	$ (24,031)
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in loan receivable	(7,131)
Decrease in prepaid expenses	16
Decrease in accrued expenses	(500)
Total adjustments	(7,615)
Net cash used in operating activities	(31,646)
Net cash from financing operations	
Change in additional paid in capital	31,650
Net increase in cash and cash equivalents	4
Cash and cash equivalents, at beginning of year	10,738
Cash and cash equivalents, at end of year	$ 10,742
Supplemental disclosure of cash flow information:	
Cash paid during the year for income taxes	$ 400

The accompanying notes are an integral part of these statements.

1. Organization and Nature of Operations

Fairfield Research Securities Corporation (the "Corporation") was organized in the State of Connecticut on March 13, 1989, for the purpose of being a registered non-clearing government securities broker-dealer. The Corporation's purpose is to act as an introducing broker between large financial institutions and to earn a commission on the trading activity. The Corporation is a wholly owned subsidiary of Fairfield Research Corporation.

2. Significant Accounting Policies

Basis of Accounting. Income and expenses are recorded on the accrual method of accounting in accordance with generally accepted accounting principles.

Cash Equivalents. For purposes of the statement of cash flows, the Corporation considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates. Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

3. Income taxes

Tax returns are prepared on a cash basis. Deferred income taxes from timing differences are not material. The Corporation has a net operating loss carry forward of approximately $147,657. The provision for income taxes is for state minimum taxes.

4. Related-Party Transactions

Certain expenses of the Corporation are shared with and paid directly by the Parent, including employee benefits, rent and utilities. Those expenses are allocated to the Corporation in accordance with an shared services agreement entered into with the Parent in January 1, 2011. The Parent occasionally pays direct expenses (license and registration fees, professional fees, taxes and other expenses) of the Corporation. These amounts are charged to the Corporation, and to the extent not reimbursed, are recorded as additional capital contributions from the Parent.

The Corporation has a demand loan receivable from the parent, payable with interest at 7%. At December 31, 2011 the outstanding principal balance was $105,799 including accrued interest.

5. Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1) that requires the maintenance of a specified minimum net capital of $5,000, and requires specific ratios of aggregate indebtedness to net capital. The Corporation was in compliance with these requirements at December 31, 2011.

6. Exemption from Rule 15c3-3

The Corporation is exempt from the reporting requirements of Rule 15c3-3 of the SEC as it does not hold funds or securities of customers.

7. Commitments and Subsequent Events

There were no events subsequent to December 31, 2011 and through the date the financial statements were issued, February 18, 2012, that materially affected the presentation of the Corporation's results for the year ending December 31, 2011. The company has not entered into any significant future commitments.

SUPPLEMENTAL INFORMATION

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF FAIRFIELD RESEARCH CORPORATION)

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2011

Net capital computation

Stockholder's equity	$ 115,307
Less non-allowable assets	(105,915)
Net capital	9,392
Less aggregate indebtedness (1350 x.0667=90<5000)	-
Less minimum net capital required	(5,000)
Net capital in excess of requirement	$ 4,392

Reconciliation with Company's computation-
(Included in Part IIA of Form X-17A-5 as of December 31, 2010)

Net capital reported in unaudited Focus Report	$ 9,392
Net audit adjustments (see statement below)	-
Net capital per above	$ 9,392

There are no material differences between the net capital per this audit report and the net capital computation per the December 31, 2011 Part IIA of Form X-17A-5 of the unaudited focus report.



ACT FINANCIAL SERVICES GROUP LLC

ACCOUNTING, CONSULTING & TAX

www.actcpa.com

Board of Directors and Stockholder
Fairfield Research Securities Corporation
New Canaan, Connecticut

In planning and performing our audit of the financial statements and supplemental schedule of Fairfield Research Securities Corporation for the year ended December 31, 2011, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, including control activities for safeguarding securities, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System or in obtaining and maintaining physical possession or control of all fully paid and any excess margin securities of customers, as required by rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American

2001 West Main St, Suite 235, Stamford, CT 06902

Institute of Certified Public Accountants. A material weaknesses is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

ACT Financial Services Group LLC

ACT Financial Services Group LLC

February 18, 2012